UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hamilton Insurance Group, Ltd.
(Name of Issuer)

Class B Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G42706104
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G42706104

1.	Names of Reporting Persons

Hamilton Investments, LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Bermuda

	5.	Sole Voting Power
Number of Shares		2,735,208
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,735,208
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,735,208

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.3% (1)

12.	Type of Reporting Person (See Instructions)

PN

(1)
Based on 63,668,995 Class B Common Shares of Hamilton Insurance Group, Ltd. (the “Issuer”) outstanding as of September 30, 2024, as reported in Exhibit 99.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2024.

CUSIP NO. G42706104

1.	Names of Reporting Persons

Two Sigma Investments, LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		2,735,208
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,735,208
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,735,208

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.3% (1)

12.	Type of Reporting Person (See Instructions)

IA, PN

(1)	Based on 63,668,995 Class B Common Shares of the Issuer outstanding as of September 30, 2024, as reported in Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on November 6, 2024.

CUSIP NO. G42706104

1.	Names of Reporting Persons

Two Sigma Management, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		2,735,208
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,735,208
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,735,208

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.3% (1)

12.	Type of Reporting Person (See Instructions)

HC, OO

(1)	Based on 63,668,995 Class B Common Shares of the Issuer outstanding as of September 30, 2024, as reported in Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on November 6, 2024.

CUSIP NO. G42706104

1.	Names of Reporting Persons

John A. Overdeck

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		2,935,208
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,935,208
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,935,208

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.6% (1)

12.	Type of Reporting Person (See Instructions)

HC, IN

(1)	Based on 63,668,995 Class B Common Shares of the Issuer outstanding as of September 30, 2024, as reported in Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on November 6, 2024.

CUSIP NO. G42706104

1.	Names of Reporting Persons

David M. Siegel

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		2,735,208
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 2,735,208
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,735,208

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.3% (1)

12.	Type of Reporting Person (See Instructions)

HC, IN

(1)	Based on 63,668,995 Class B Common Shares of the Issuer outstanding as of September 30, 2024, as reported in Exhibit 99.2 to the Issuer’s Form 8-K filed with the SEC on November 6, 2024.

Amendment No. 1 to Schedule 13G

Item 1(a).	Name of Issuer:

Hamilton Insurance Group, Ltd. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

Wellesley House North, 1st Floor, 90 Pitts Bay Road
Pembroke HM 08 Bermuda

Item 2(a).	Name of Person Filing

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

Hamilton Investments, LP (the “Fund”), Two Sigma Investments, LP (the “Investment Manager”), Two Sigma Management, LLC (“TS Management”), John A. Overdeck, and David M. Siegel.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 100 Avenue of the Americas, 16th Floor, New York, NY 10013.

Item 2(c).	Citizenship:

i)	The Fund is a Bermuda limited partnership;

ii)	The Investment Manager is a Delaware limited partnership;

iii)	TS Management is a Delaware limited liability company;

iv)	John A. Overdeck is a United States citizen; and

v)	David M. Siegel is a United States citizen.

Item 2(d).	Title of Class of Securities:
Class B Common Shares, $0.01 par value per share (“Class B Common Shares”).
Item 2(e).	CUSIP Number:

G42706104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

As of September 30, 2024, the Fund directly held 2,735,208 Class B Common Shares of the Issuer.  The Investment Manager provides investment management services to the Fund in accordance with the terms of an Investment Management Agreement (the “Investment Management Agreement”).  Two Sigma Principals, LLC (the “General Partner”) is the general partner of the Fund and has delegated its authority to make all investment decisions for the Fund to the Investment Manager in accordance with the terms of the Investment Management Agreement. TS Management is the controlling entity of the General Partner and the Investment Manager.  John A. Overdeck and David M. Siegel participated in the governance and management of TS Management (and the governance and management of the General Partner and the Investment Manager) through their positions on the management committee of TS Management.  As of September 30, 2024, John A. Overdeck and David M. Siegel no longer participate in the day-to-day governance and management of TS Management.  John A. Overdeck and David M. Siegel do not have any pecuniary interest in the securities held by the Fund.

In addition, Hopkins Holdings, LLC (“Hopkins Holdings”) directly holds 200,000 Class B Common Shares of the Issuer.  Hopkins Holdings is managed by John A. Overdeck.

Further, in addition to the securities reported herein, Hopkins Holdings directly holds 8,960,039 Class A Common Shares of the Issuer and Sango Hoken Holdings, LLC (“Sango Holdings”) directly holds 8,860,039 Class A Common Shares of the Issuer.  Sango Holdings is managed by David M. Siegel.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 4.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024	HAMILTON INVESTMENTS, LP

By: Two Sigma Investments, LP, its Investment Manager

By: /s/ Steve H. Metzger
Steve H. Metzger
Authorized Person

Date: November 14, 2024	TWO SIGMA INVESTMENTS, LP

By: /s/ Steve H. Metzger
Steve H. Metzger
Authorized Person

Date: November 14, 2024	TWO SIGMA MANAGEMENT, LLC

By: /s/ Gregory C. Shih
Gregory C. Shih
Authorized Person

Date: November 14, 2024	JOHN A. OVERDECK

By: /s/ John A. Overdeck
John A. Overdeck

Date: November 14, 2024	DAVID M. SIEGEL

By: /s/ David M. Siegel
David M. Siegel